

SEC 16013484

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Trapelo Road – Suite 30
(No. and Street)

Waltham	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael K. Moran (781) 790-8730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	Connecticut	06103-3404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael K. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KERRI C. SULLIVAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 1, 2019

Signature

Financial/Operations Principal and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Index
December 31, 2015



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Clarendon Insurance Agency, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Clarendon Insurance Agency, Inc. (the "Company") at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statements, the Company has extensive transactions and relationships with its parent company, Delaware Life Insurance Company. Our opinion is not modified with respect to this matter.

The accompanying Schedules I and II are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 24, 2016

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com /us

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	1,453,507
Total assets	$	1,453,507
Stockholder's Equity		
Common stock, $1 par value - 150,000 shares authorized, 600 shares issued and outstanding	$	600
Additional paid-in capital		1,744,400
Accumulated deficit		(291,493)
Total stockholder's equity	$	1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Operations
Year Ended December 31, 2015

Income	
Distribution fee income	$ -
Expenses	
Distribution expense	-
Overhead expenses	36,261
Compliance expense	169,504
Licensing and exam fees	17,763
Audit fees	52,000
Legal fees	1,198
Other expenses	13,080
State tax	3,879
Less: Expense reimbursement from Parent	(293,685)
Total expenses	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2015	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507
Net income	-	-	-	-	-
Balance at December 31, 2015	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net income	$	-
Changes in assets and liabilities:		
Receivable from affiliates		-
Payable to affiliates		-
Net cash provided by operating activities		-
Net change in cash		-
Cash		
Beginning of year		1,453,507
End of year	$	1,453,507

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

Clarendon Insurance Agency, Inc. (the "**Company**") is a Financial Industry Regulatory Authority ("**FINRA**") registered broker-dealer and acts as a principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by its affiliates, Delaware Life Insurance Company (the "**Parent**"), formerly known as Sun Life Assurance Company of Canada (U.S.), and Delaware Life Insurance Company of New York ("**DLNY**"), formerly known as Sun Life Insurance and Annuity Company of New York. The Parent is a direct, wholly-owned subsidiary of Delaware Life Holdings, LLC ("**DLH**").

On December 30, 2011, the Parent and DLNY closed their variable annuity and individual life products to new sales, with certain limited exceptions. The Company continues to act as principal underwriter and general distributor with respect to the in-force variable annuity and variable life business of the Parent and DLNY.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income and Expenses

Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by reference to intercompany servicing agreements. The Company had no distribution fee income and expense for the year ended December 31, 2015.

Expenses charged by the Parent to the Company include direct charges and allocated expenses which are recognized when incurred.

3. Related-party Transactions

The Parent keeps records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable insurance products issued by the Parent and DLNY. In addition, the Company performs certain distribution and underwriting services for the Parent's and DLNY's separate accounts. The Company is not the primary obligor in the distribution arrangements; as such, revenue related to distribution services provided to the Parent and DLNY are recorded net of related expenses.

The Company has an administrative services agreement with the Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with the Parent and DLNY under which the Parent and DLNY agreed to reimburse the Company for the cost of all services provided by the Company. For the year ended December 31, 2015, the expense reimbursement received from the Parent and

DLNY was $293,685, which is shown in the Company's Statement of Operations as an offset to expenses incurred.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

4. Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("**FASB**"), Accounting Standards Codification ("**ASC**") Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company will file separate stand-alone federal and state income tax returns for the year ended December 31, 2015. The Company had no tax liability at December 31, 2015.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("**UTBs**") in other expense. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations. The Company is subject to ongoing examinations and appeals for subsequent tax years as a member of its former indirect parent's consolidated federal and combined state income tax returns. Although the Company remains jointly and severally liable for consolidated tax liabilities, the Company is held harmless by its former indirect parent in accordance with the Stock Purchase Agreement executed on August 2, 2013 with the effective date of August 1, 2013. The Company believes that the possibility of a tax liability for the tax years prior to August 1, 2013 is remote. Additionally, the Company does not believe it has any uncertain tax positions for its stand-alone federal and state income tax returns that would be material to its financial statements. Therefore, the Company did not record a liability for UTBs at December 31, 2015.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("**SEC**") Uniform Net Capital Rule ("**Rule 15c3-1**") which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2015 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

6. Exemption from Reserve and Security Custody Requirements Pursuant to Rule 15c3-3

The Company claims exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company does not receive customer funds or securities in connection with its

activities as a broker-dealer. The Company does not hold funds or securities for, or owe money or securities to, customers.

7. Contingencies

The Company may be subject to various threatened or pending legal actions and claims in the ordinary course of business. In the opinion of management, the ultimate resolution of such actions and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

8. Subsequent Events

Management has evaluated subsequent events through February 24, 2016, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred from December 31, 2015 through February 24, 2016, that require disclosure or adjustment to the financial statements.

Supplemental Schedules

Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital	
Total ownership equity from Statement of Financial Condition	$ 1,453,507
Total ownership equity qualified for net capital	$ 1,453,507
Total capital and allowable subordinated liabilities	$ 1,453,507
Deduction of total non-allowable assets	-
Net capital before haircuts on securities positions	1,453,507
Haircuts on securities	-
Net capital	$ 1,453,507
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 1,448,507
Net capital, less greater of 10% of total aggregate indebtedness or 120% of $5,000	$ 1,447,507
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ -
Total aggregate indebtedness	$ -

No material differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2015.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1), which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Reconciliation Pursuant to Rule 17a-5(d)(2)

No differences exist in the computation for determination of reserve requirements between the audited financial statements and the unaudited FOCUS Report IIA – Form X-17a-5 filed as of December 31, 2015.

Clarendon Insurance Agency, Inc.

(SEC I.D. No. 21590)

(A Wholly-owned Subsidiary of Delaware Life Insurance Company)

Financial Statements and Supplemental Schedules

December 31, 2015

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document


DELAWARE
LIFE®

Maura Murphy
AVP & Senior Counsel
Law Department

Clarendon Insurance Agency, Inc.
1601 Trapelo Road
Waltham, MA 02451
Tel: 781-790-8776
maura.murphy@delawarelife.com

January 8, 2016

BY FEDEX OVERNIGHT DELIVERY

Securities Investor Protection Corporation
1667 K Street, N.W.
Suite 1000
Washington, DC 20006-1620

Re: Clarendon Insurance Agency, Inc. ("Clarendon")
FORM SIPC-3

Dear Sir or Madame,

Please find enclosed a completed Form SIPC-3 2016 Certification of Exclusion from Membership submitted on behalf of Clarendon. If you have any questions, please do not hesitate to call me at the number above.

PLEASE NOTE THE ADDRESS CHANGE INFORMATION PROVIDED ON THE BACK OF FORM SIPC-3 FOR FUTURE CORRESPONDENCE WITH CLARENDON.

Sincerely,

Maura Murphy
Assistant Vice President & Senior Counsel

Enclosure

Law and Compliance/product/distribution

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] AVP & Sr. Counsel 1-8-16
Authorized Signature/Title Date

SIPC-3 2016

8-

8-021590 FINRA DEC 4/29/1977
CLARENDON INSURANCE AGENCY INC
ATTN: LEGAL DEPARTMENT
ONE SUN LIFE PK SC 2335
WELLESLEY HILLS, MA 02481-5615

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Change of Address. **If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.**

Clarendon Insurance Agency, Inc.
Legal Name

Doing Business As (d/b/a)

Attn: Law & Compliance Department
Business Address

Mailing Address

1601 Trapelo Road, Suite 30
Business Address continued

Mailing Address continued

Waltham, MA 02451
Business City/State/Zip

Mailing City/State/Zip

Phone Number

Alternate Phone Number

Fax Number

Maura A. Murphy, AVP & Senior Counsel
Primary Contact

Email Address